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                                                                    EXHIBIT 99.3

                                EARN-IN AGREEMENT
                         (OYU TOLGOI PROJECT, MONGOLIA)

THIS AGREEMENT (the "AGREEMENT") is made effective as of the 5th day of may 2000 (the "EFFECTIVE DATE"), between:

         IVANHOE MINES LTD., a corporation incorporated under the laws of the Yukon Territory, Canada ("IVANHOE")

         and

         BHP MINERALS INTERNATIONAL EXPLORATION INC. a company incorporated under the laws of Delaware, USA ("BHP")

                                  INTRODUCTION

A. BHP is the holder of the exploration license (the "LICENSE") for the area described in the License (the "LICENSED AREA") associated with the exploration project commonly referred to as the Oyu Tolgoi Project (the "PROJECT"). A copy of the License and a description of the Licensed Area are attached as Exhibit A.

B. Ivanhoe desires to evaluate the Project and determine whether to acquire an ownership interest in the License and enter into a joint venture agreement, as provided in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, covenants and agreements herein set forth, the parties covenant and agree with each other as follows:

                               GENERAL PROVISIONS

PART I

INTERPRETATION

DEFINITIONS

1.1 As used in this Agreement, the following terms shall have the meanings ascribed thereto;

"Additional Earn-In Obligations" has the meaning assigned to it in Section 3.4;

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"Back-in Right" has the meaning assigned to it in Section 4.1;

"BHP Royalty" has the meaning assigned to it in Section 3.6;

"Business Day" means a day on which the commercial banks are generally open for business in Melbourne, Australia and Vancouver, Canada;

"Defaulting Party" has the meaning assigned to it in Section 7.1;

"Dollar" and "$" mean U.S, dollars;

"Earn-in Date" means the last day of the Earn-in Period;

"Earn-in Obligations" means, collectively, the Initial Earn-in Obligations and the Additional Earn-in Obligations;

"Earn-in Period" means a period of three (3) years commencing from the Effective Date;

"Existing Data" means maps, drill logs and other drilling data, core tests, pulps, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, and other material information developed by BHP in respect of the Project prior to the date of this Agreement;

"Expenditures" means any costs incurred by Ivanhoe in connection with the Licensed Area, whether direct or indirect, and for purposes of:

         (i)      prospecting, exploration, and evaluation of the Licensed Area;

         (ii) payments of fees, duties, or other charges or deductions to acquire or maintain any license, permit, or other documents issued by governmental bodies or other persons granting the right to use mineral resources and surface lands in the Licensed Area, and

         (iii) other expenses incurred in connection with exploration of the Licensed Area, or License, including environmental and other studies, charges incurred for site preparation, engineering, surveying, permits, equipment rental, third-party contractor services, construction of roads, costs of equipment and supplies, labor costs, fees under consulting agreements, and all direct salary and field expenses of exploration personnel, and transportation costs.

"First Phase Exploration Program" has the meaning assigned to it in Section 3.1;

"Initial Earn-in Obligations" has the meaning assigned to it in Section 3.1;

"Joint Venture" has the meaning assigned to it in Section 5.1 ;

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"Joint Venture Agreement" has the meaning assigned to it in Section 5,2;

"License" means the exploration license in respect of the Licensed Area, as more particularly described in Exhibit "A" together with any upgraded mineral tenure in respect thereof (including, but not limited to, any mining licenses) granted pursuant to the provisions of the applicable mining laws of Mongolia;

"Licensed Area" means, at any particular time, the geographical area which is then subject to the License or other upgraded mineral tenure in respect thereof granted pursuant to the provisions of the applicable mining laws of Mongolia; the current area subject to the License is described by the co-ordinates set forth in Exhibit "A";

"Net smelter return" means the amount received by Ivanhoe from a purchaser in payment for first saleable product mined from the Licensed Area less costs of transportation from the mine to the point where payment from the purchaser is received and less sampling, weighing, treatment, processing, and refining charges borne by Ivanhoe in connection with the sale of such product. In the event the first saleable products are shipped to a treatment facility owned or operated by Ivanhoe, the net smelter returns shall be no less favorable to BHP than if such products had been shipped to a non-affiliated purchaser.

"Non-Defaulting Party" has the meaning assigned to it in Section 7.1;

"Offer" has the meaning assigned to it in Section 6.1;

"Offeror" has the meaning assigned to it in Section 6.1;

"Offeree" has the meaning assigned to it in Section 6.1;

"Operator" has the meaning assigned to it in Section 5.2(a);

"Outside Areas" has the meaning assigned to it in Section 3.1;

"Second Phase Exploration Program" has the meaning assigned to it in Section
3.5;

"Significant Mineralized Occurrence" means a potential resource or concentration of copper mineralization in such quantity and quality that extraction of the mineralization at a profit is reasonably and commercially feasible in the opinion of both BHP and Ivanhoe, acting in a commercially reasonable manner;

"Standard Terms" has the meaning assigned to it in Section 5.2; and "Subject Interest" has the meaning assigned to it in Section 6.1.

INTERPRETATION

1.2 FOR THE purposes of this Agreement, except as otherwise expressly provided:

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(a)      "this Agreement" means this Agreement, including the exhibits and schedules hereto, and not any particular part, section or other portion hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b) all references in this Agreement to a designated "part", "section", "subsection" or other subdivision or to a schedule are references to the designated part, section, subsection or other subdivision of, or schedule to, this Agreement;

(c) the words "hereof", "herein", "hereto" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular part, section, subsection or other subdivision or schedule unless the context or subject matter otherwise requires;

(d) the division of this Agreement into parts, sections and other portions and the insertion of headings are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(e) unless otherwise provided herein, all references to currency in this Agreement are to lawful money of the United States of America and all amounts to be calculated or paid pursuant to this Agreement are to be calculated in lawful money of the United States of America;

(f) a reference to a statute in this Agreement includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations;

(g) the singular of any term includes the plural, and vice versa, and the use of any term is generally applicable to any gender and, where applicable, a body corporate, firm or other entity, and the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; and

(h) all references to "approval", "authorization" or "consent" in this Agreement means written approval, authorization or consent.

EXHIBITS

1.3      Attached to and forming part of this Agreement is the following
Exhibit:

Exhibit "A"  -  Copy of the License and description of the Licensed Area

Exhibit "B"  -  List of Vehicles and Field Equipment

PART 2

EARN-IN RIGHTS

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EARN-IN RIGHTS

2.1 BHP hereby grants to Ivanhoe the right to earn a one hundred (100%) participating interest in the License by performing the Earn-in Obligations within the Earn-in Period. Provided that Ivanhoe performs all of the Earn-in Obligations within the Earn-in Period and is not in material breach of this Agreement, Ivanhoe will be deemed to have earned a one hundred percent (100%) participating interest in the License as of the Earn-in Date.

LICENSE REGISTRATION

2.2 BHP will use commercially reasonable efforts to cause the License to be legally transferred and registered in the name of Ivanhoe as soon as practicable after Ivanhoe has earned its participating interest in the License in accordance with Section 2.1.

LICENSE RELINQUISHMENT

2.3 Provided that Ivanhoe is not in default under any terms of this Agreement, until such time as BHP has complied with its obligation under Section
2.2 or this Agreement is terminated, whichever is earlier, BHP will not:

(a) voluntarily relinquish any portion of the Licensed Area without first consulting with Ivanhoe; or

(b) voluntarily surrender the License without first allowing Ivanhoe to exercise its right of first refusal under Section 6.1 hereof.

PART 3

EARN-IN OBLIGATIONS

INITIAL EARN-IN OBLIGATIONS

3.1 During the Earn-in Period, Ivanhoe will conduct an exploration program in the Licensed Area involving reconnaissance, diamond drilling and reverse circulation drilling (the "FIRST PHASE EXPLORATION PROGRAM") to examine the chalcocite blanket and test copper-gold mineralization in the North, South, and Central Oyu and other sections of the Licensed Area, Ivanhoe agrees to incur the following minimum Expenditures in connection with its exploration, prospecting, and evaluation of the Licensed Area within each 12 month work period described below:

              Work Period                        Minimum Expenditures
              -----------                        --------------------
#1. Effective Date to First Anniversary
of Effective Date                                     $  500,000
#2. First Anniversary of Effective
Date to Second Anniversary of
Effective Date                                        $1,000,000
#3. Second Anniversary of Effective

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
Date to Third Anniversary of
Effective Date                                      $ 1,500,000
                                                    -----------
TOTAL                                               $ 3,000,000

         At least one million five hundred thousand dollars ($1,500,000) of such Expenditures will be allocated to funding exploration in areas outside the Central Oyu chalcocite resource area but within the Licensed Area (the "Outside Areas"), unless the parties agree, based on initial results obtained during this Program, that the prospectivity of the Outside Areas does not justify allocating that level of funds to the Outside Areas.

The obligations in this section 3.1 are collectively referred to as the "INITIAL EARN-IN OBLIGATIONS".

EXPENDITURES DURING FIRST PHASE EXPLORATION PROGRAM

3.2      (a)      Expenditures incurred by or on behalf of Ivanhoe prior to the end of any designated work period in excess of the minimum required Expenditures for that work period shall be credited against minimum Expenditure requirements for the following period. Under no circumstances shall BHP be obligated to reimburse Ivanhoe for any Expenditures incurred by Ivanhoe pursuant to this Agreement.

(b) Upon Ivanhoe's failure to make such Expenditures required during any designated work period, BHP may, by written notice to Ivanhoe, terminate this Agreement effective upon the end of such designated work period, and Ivanhoe shall retain no interest under this Agreement or to the License, but Ivanhoe shall be obligated to pay BHP the unpaid balance of Expenditures for such work period and shall remain liable for its obligations described in this Part 3 (Earn-in Obligations) (except sections 3.4 and 3.5) and Part 7 (Default and Termination) and all other obligations and liabilities that expressly survive the termination of the Agreement.

LICENSE

3.3 During the Earn-in Period, Ivanhoe will, at its sole cost, keep and maintain title to the License in good standing (including, but not limited to, paying in a timely manner all required license fees of any nature and promptly providing copies of all such payments to BHP) and comply with all work programs required to keep the License in good standing. Ivanhoe will manage all exploration programs using sound business judgement and in accordance with generally accepted international mining industry practice. Any necessary expenditures incurred by Ivanhoe to comply with the laws in Mongolia for the purpose of maintaining the License will be considered an Expenditure and credited towards its Initial Earn-in Obligations.

ADDITIONAL EARN-IN OBLIGATIONS

3.4 After fulfilling the Initial Earn-in Obligations, Ivanhoe shall fulfil each of the following additional obligations on the Earn-in Date (collectively, the "ADDITIONAL EARN-

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IN OBLIGATIONS") before it will be vested with a one hundred percent (100%)
participating interest in the License, in accordance with section 2.1:

(a) pay to BHP the sum of five million dollars ($5,000,000) by wire transfer; and

(b) deliver to BHP a letter of credit, bank guarantee, or performance bond in a form and substance and from a bank or other financial or bonding institution acceptable to BHP to secure the performance by Ivanhoe of the minimum Expenditures of the Second Phase Exploration Program.

         Ivanhoe shall have the option of fulfilling the payment obligation under clause (a) of this section 3.4 by paying BHP one million dollars ($1,000,000) by wire transfer on the Earn-in Date and contemporaneously providing BHP with a promissory note, in form and substance satisfactory to BHP, in the amount of four million dollars ($4,000,000) payable in full 12 months after the Earn-in Date, together with an irrevocable letter of credit or bank guarantee in favor of BHP and in a form and substance and from a bank or other financial institution acceptable to BHP.

         The security provided under clause (b) of this section 3.4 shall be in the amount of three million dollars ($3,000,000), which amount may, at the request of Ivanhoe, be reduced each year during the Second Phase Exploration Program by the amount of Expenditures incurred by Ivanhoe under such Program during the preceding year.

SECOND PHASE EXPLORATION PROGRAM

3.5 (a) Upon completion of the Earn-in Obligations but subject to the transfer of the License from BHP to Ivanhoe pursuant to Section 2.2, Ivanhoe will incur additional Expenditures in the aggregate amount of three million dollars ($3,000,000) to conduct further exploration in the Licensed Area (the "Second Phase Exploration Program") over a period of four (4) years, of which one million five hundred thousand dollars ($1,500,000) will be allocated to funding exploration in the Outside Areas, unless the parties agree, based on initial results obtained during this Program, that the prospectivity of the Outside Areas does not justify allocating that level of funds to the Outside Areas.

(b) If Ivanhoe fails to incur all of the Expenditures required under Section 3.5
(a) in a timely manner, the unexpended balance of such minimum Expenditure requirement shall be paid to BHP from the security posted under clause (b) of section 3.4 and BHP shall be entitled to conduct (or contract with a third party to conduct) exploration in the Licensed Area to the extent of costs equal to such unexpended balance.

BHP'S ROYALTY INTEREST

3.6 Upon Ivanhoe's deemed earn-in of a one hundred percent (100%) participating interest pursuant to Section 2.1, BHP will be deemed to have conveyed its entire beneficial interest in the License to Ivanhoe save and except a non-participating two percent (2%) net smelter returns royalty (the "BHP Royalty") and the Back-in Rights described in Part 4.

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STAFFING AND EQUIPMENT

3.7 Ivanhoe may, but will not be obliged to (a) offer to employ or contract one or more of those individuals that are or remain under contract to BHP in Mongolia and (b) purchase BHP's vehicles and field equipment associated with the Project described in Exhibit B at fair market value.

DATA AND REPORTS

3.8      (a)      BHP will furnish or make available to Ivanhoe copies of all
Existing Data in its possession or control, and copies of all licenses or contracts relating to the Licensed Area.

(b) Ivanhoe will deliver to BHP, within 45 days after the end of each work period referred to in section 3.1 and after each year of the Second Phase Exploration Program, a report in reasonable detail of all operations, technical data, and Expenditures of Ivanhoe in the Licensed Area. Ivanhoe will provide BHP with a general written and oral review of all operations on or before the first day of March, June, September, and December of each year during the term of this Agreement. Ivanhoe will timely deliver to BHP copies of all Ivanhoe internal geological reports in connection with the Project, including such information that is non-factual or interpretive, together with all reports submitted by Ivanhoe to the Government of Mongolia and any security regulators to which Ivanhoe provides reports. Ivanhoe will also promptly notify BHP of significant new discoveries promptly after such information becomes available.

(c) During the term of this Agreement, Ivanhoe grants to BHP full right and access to geological reports, evaluations, information and other technical and geological data, and other data and information obtained through all operations within the Licensed Area and agrees to forward to BHP all technical data on a timely basis; subject, however, to subsection 3.8(d).

(d) Any technical information, geological information, or studies, reports, mining models, drill hole data, or other geological, or concerning any property within the Licensed Area and the existence, location, quantity, or quality of minerals located therein, provided or made available by one Party to the other under this Agreement or prior to the Effective Date hereof, is made without warranty and at the sole risk of the receiving Party, and no warranty, express or implied, is made with respect to such information, all of which is provided "AS IS". Each Party shall make its own determinations with respect to the reliability of such information, and shall have no claim or action against the other with respect to such information.

AUDIT

3.9 Ivanhoe and BHP shall each be entitled to an independent audit of the matters covered by any statement of Expenditures, at the expense of the Party requesting the audit, provided that the audit is conducted by an international accounting firm of recognized standing. Such accounting firm shall have access, during normal business hours and upon 3 days prior notice to the other Party, to all books and records necessary or useful to perform its audit. The statement of Expenditures shall be presumed true and correct after the expiration of 90 days after the date furnished, unless within the 90 day period the Party requests an audit, specifying with particularity the items to which exception is taken and the ground for each exception. If the Party requesting the audit in good faith takes written exception as provided herein, then the 90 day period shall be suspended until the objection has been resolved.

INSURANCE

3.10 During the Earn-in Period, Ivanhoe will provide investigation, defense, and indemnification for BHP against any and all claims and liability of any nature including for damage, loss, or expense arising from damage to property or injury or death of any person arising in any way out of, in connection with, or resulting from the activities, errors or omissions of Ivanhoe, its directors, officers, employees, contractors, agents, representatives and invitees in connection with this Agreement. Ivanhoe will obtain and keep in force comprehensive general liability insurance, including contractual liability and coverage for the indemnity in this Agreement, with a limit of liability of not less than $5,000,000 combined, single limit, written on an occurrence basis, automobile liability insurance of not less than $5,000,000 per accident, and workers compensation insurance including voluntary workers compensation insurance and employer's liability coverages. Each insurance policy shall be endorsed so as to name BHP as an "additional insured". Within ten (10) days after the Effective Date, Ivanhoe will deliver a certificate of such insurance evidencing the naming BHP as an additional insured. The certificate shall provide for a thirty (30) day prior notice to BHP of the non-renewal, cancellation or modification of such insurance.

SAFETY

3.11 Ivanhoe and its authorized representatives will carry out all operations in the Licensed Area with the highest regard for the safety of all persons and property and in accordance with generally accepted international mining industry safely policies and procedures and the requirements of the laws of Mongolia, including, without limitation, the Labour Law, the Minerals Law, and laws with respect to protection of the environment, and Ivanhoe will indemnify and hold harmless BHP, its directors, officers, employees, agents, and attorneys from and against all losses, liabilities, claims, demands, damages, expenses, suits, injury or death arising out of such operations. Failure to do so will be considered a material breach of this Agreement for which BHP may terminate this Agreement during the Earn-in Period without penalty to BHP, and Ivanhoe will have no further rights or interests in the Licensed Area or the License, and Ivanhoe will remain liable for all liabilities which it has incurred or which have accrued prior to termination of this Agreement.

ENVIRONMENTAL

3.12 Ivanhoe and its authorized representatives will carry out all operations in the Licensed area with the highest regard for the protection of the environment and in accordance with generally accepted international mining industry environmental policies and procedures and the requirements of the laws of Mongolia, and Ivanhoe will

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indemnify and hold harmless BHP, its directors, officers, employees, agents, and attorneys from and against all losses, liabilities, claims, demands, damages, expenses, suits, injury or death arising out of such operations. Failure to do so will be considered a material breach of this Agreement for which BHP may terminate this Agreement during the Earn-in Period without penalty to BHP, and Ivanhoe will have no further right or interest in the Licensed Area or the License, and Ivanhoe will remain liable for all liabilities which it has incurred or which have accrued prior to termination of this Agreement.

INDEMNIFICATION

3.13 Ivanhoe will indemnify and save BHP, its directors, officers, employees, agents, and attorneys harmless from and against all losses, liabilities, claims, demands, damages, expenses, suits, injury or death arising out of its performance under this Agreement. This indemnification will survive termination of this Agreement.

NO THIRD PARTY BENEFICIARY RIGHTS

3.14 This Agreement is for the benefit of the Parties and their respective successors and assigns only, and is not intended to create third party beneficiary rights in any other Party or in any Government, governmental organization or agency.

RECLAMATION

3.15 Ivanhoe will be solely responsible for any reclamation which may be required by the Government of Mongolia for work done by Ivanhoe under this Agreement. Prior to commencing any exploration work in the Licensed Area, Ivanhoe will provide to BHP a bond or other form of security in a form and substance and from an institution acceptable to BHP to cover the first $2 million of any costs for such reclamation.

PART 4

BHP BACK-IN RIGHTS

BACK-IN RIGHTS

4.1 If, at any time prior to the completion of the Second Phase Exploration Program by Ivanhoe pursuant to section 3.5(a) or by BHP pursuant to section 3.5(b), Ivanhoe or BHP in good faith believes that, based on exploration results obtained, one or more Significant Mineralized Occurrences have been identified in the Licensed Area, that party will promptly notify the other in writing. BHP will have the right (the "Back-in Right"), exercisable within 60 days after such notice, to re-purchase a participating interest in that portion of the Licensed Area hosting any Significant Mineralized Occurrence and any extensions of such Significant Mineralized Occurrence based on the nature and scope of the Significant Mineralized Occurrence as follows:

(a) if, the Significant Mineralized Occurrence contains a potential resource of copper mineralization of at least 250 million tonnes grading 1.0% copper or more, which can be processed using the solvent extraction-electrowinning leaching recovery

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

         method, BHP will have a right to re-purchase a participating interest therein equal to forty percent (40%);

b) if the Significant Mineralized Occurrence contains a potential resource of copper mineralization of at least 300 million tonnes grading 1.0% copper or more, which can be processed using conventional extraction methods with or without also using the SX-EW leaching recovery method, BHP will have a right to re-purchase a participating interest therein which will result in BHP having a participating interest in all such Significant Mineralized Occurrences equal to sixty percent (60%).

BACK-IN PURCHASE PRICE

4.2      If BHP exercises its Back-in Right:

(a) pursuant to section 4.1 (a), BHP will, upon execution by both parties of a Joint Venture Agreement, pay to Ivanhoe a cash sum equal to three times the total amount of Expenditures incurred by Ivanhoe in respect of the Licensed Area to such date under both Exploration Programs, and if the Back-in Right is exercised with respect to a Significant Mineralized Occurrence which lies within the Central Oyu Mineralized portion of the Licensed Area identified by BHP prior to the effective date, BHP will also repay all amounts paid by Ivanhoe to fulfil the Earn in Obligations under clause (a) of Section 3.4;

(b) pursuant to section 4.1 (b) BHP will, upon execution by both parties of a Joint Venture Agreement, pay to Ivanhoe a cash sum equal to three times the total amount of Expenditures in respect of the Licensed Area under both Exploration Programs to such date, and if the Back-in Right is exercised with respect to a Significant Mineralized Occurrence which lies within the Central Oyu Mineralized portion of the Licensed Area identified by BHP prior to the effective date, BHP will also repay all amounts paid by Ivanhoe to fulfil the Earn-in Obligations under clause
         (a) of Section 3.4. For purposes of clarification, even if there exists more than one Significant Mineralized Occurrence, BHP will only have to pay such amount one time in order to acquire the participating interest in all such Significant Mineralized Occurrences.

(c)      the following rights or obligations will be terminated:

         (i)      any further Earn-in Obligations of Ivanhoe; and

         (ii)     BHP's right to the BHP Royalty;

         And Ivanhoe and BHP will be deemed to have formed the Joint Venture pursuant to Section 5.1.

PART 5

JOINT VENTURE

FORMATION OF JOINT VENTURE

5.1 If BHP exercises its Back-in Right pursuant to Section 4.1 and re-purchases a participating interest in a Significant Mineralized Occurrence, Ivanhoe and BHP will be

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deemed to have formed a joint venture (which may, to comply with Mongolian law, need to be a Mongolian legal entity jointly owned by the Parties) to explore and, if warranted, develop and operate one or more mines in, respectively, the Licensed Area or on that portion of the Licensed Area hosting the Significant Mineralized Occurrence and any extensions (the "Joint Venture"), For purposes of clarification, if there is more than one Significant Mineralized Occurrence, then the parties contemplate a separate Joint Venture for each such Significant Mineralized Occurrence.

JOINT VENTURE AGREEMENT

5.2 Ivanhoe and BHP will, upon the Formation of the Joint Venture pursuant to Section 5.1, execute in agreement (the "JOINT VENTURE AGREEMENT") having such terms as are customary in the mining industry ("Standard Terms") for joint ventures of similar nature and size and which will, in any event, include the following terms:

(a) the party with the larger participating interest will be the operator of the Joint Venture (the "Operator") provided that if the participating interests of the parties are equal, BHP will be the Operator;

(b) subject to applicable law, all licenses necessary to operate the Joint Venture will be registered from time to time in the name of the Joint Venture

(c) each party to the Joint Venture will contribute, from time to time, its pro rata. share of any expenditures required to operate the Joint Venture;

(d) any party that fails to contribute its pro rata share of required expenditures of the Joint Venture will have its participating interest in the Joint Venture diluted in accordance with a specified dilution formula;

(e) the net proceeds from any commercial production from the Joint Venture will be:

         (i) firstly, used to repay any project financing incurred by both parties to develop the Significant Mineralized Occurrence and establish commercial production; and

         (ii) secondly, distributed to the parties to the Joint Venture pro rata to their respective participating interests therein; and

(f) if, at any time during the Joint Venture, either party receives an offer to purchase, in whole or in part, directly or indirectly, its participating interest in the Joint Venture, which the recipient intends to accept, or if either party intends to sell, in whole or in part, directly or indirectly, its participating interest in the Joint Venture, such party shall give the other party a right of first refusal in respect of the sale of such interest.

(g) if the parties agree to jointly develop a mine in the Licensed Area, BHP will allow Ivanhoe a reasonable time to obtain project financing for Ivanhoe's share of the costs of such development.

(h) If, because of Mongolian law, the Parties are required to form a Mongolian legal entity to pursue exploitation of an Significant Mineralized Occurrence, they will incorporate, to the extent possible, the above-mentioned terms into an agreement at the time of formation of such an entity

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

         Unless the parties otherwise agree, and subject to the foregoing, the Standard Terms will be those set out in Form 5A Model Form Exploration, Development and Mine Operating Agreement, 1996 published by the Rocky Mountain Mineral Law Foundation.

PART 6

RIGHTS OF FIRST REFUSAL

RIGHTS OF FIRST REFUSAL

6.1 (a) If, before the end of the Earn-in Period, either BHP or Ivanhoe receives an offer to purchase , in whole or in part, directly or indirectly, its interest in the License (the "SUBJECT INTEREST") from a third party who is not an affiliate, which offer the recipient intends to accept or if either BHP or Ivanhoe intends to and can sell, in whole or in part, directly or indirectly, a Subject Interest to a third party who is not an affiliate, such party ("OFFERER") shall first offer the Subjet Interest (the "OFFER") to the other party ("OFFEREE") on terms no less favourable than those in any offer received or intended to be made.

         (b) If, following the end of the Earn-in Period, BHP receives an offer to purchase, or if it intends to sell, the BHP Royalty, in whole or in part, to a third party who is not an affiliate, BHP shall first offer such interest to Ivanhoe on the same terms and conditions as the offer or the proposed sale, provided however, that in the case of an offer from a third party, Ivanhoe's costs to exercise this right of first refusal shall be ten per cent (10%) higher than the offered price including the cash equivalent of any non-cash consideration.

OFFER

6.2      Any Offer Pursuant to Section 6.1 shall:

(a) set out fully and clearly all of the terms and conditions of any transaction;

(b) if it is made as the result of an offer from a third party, include a true copy of the offer received and the identity of the offering party; and

(c) contemplate cash consideration and if the Offer is based on an offer from a third party which includes non-cash consideration, in whole or in part the Offer shall be made on the basis of the cash equivalent of such non-cash consideration, determined on the basis of a bona fide arm's length valuation by a qualified valuator, and a copy of such valuation shall accompany the Offer. If the Offeree, acting reasonably, disputes such valuation, the valuation shall be reviewed by an independent third party acceptable to both BHP and Ivanhoe, and such third party's determination (which shall be delivered within ten (10) Business Days of submission to the valuator for review) shall be final and binding upon both parties.

TIME FOR ACCEPTANCE

6.3 Any Offer made as contemplated in Section 6.2 shall be open for acceptance by the Offeree for a period of 60 days from the date of receipt of the Offer by the Offeree. If a valuation is being disputed pursuant to Section 6.2(c), the period set forth herein shall not commence until the third party's determination has been made.

ACCEPTANCE

6.4      If the Offeree accepts the Offer within the time provided in Section.
6.3 by notice in writing to the Offeror in the manner set forth in Section 10.1, then such acceptance shall constitute a binding agreement between the Offeror and the Offeree on terms and conditions as described in Section 6.1, and such transaction shall be completed within 45 days of the date of such acceptance with each party acting in good faith in finalizing the documentation related thereto.

NON-ACCEPTANCE

6.5 If the Offeree docs not accept the Offer within the sixty (60) day period provided in Section 6.3, the Offeror may complete or proceed with the transaction regarding the Subject Interest on terms and conditions as described in Section 6.1 and, where applicable, only to the party making the original offer to the Offeror as contemplated in Section 6.1 hereof, and in any event such transaction shall be completed within ninety (90) days from the expiration of the rights of the Offeree in accept such offer, failing which the Offeror must again comply with the provisions of this Section 6.

PART 7

DEFAULT AND TERMINATION

DEFAULT

7.1. If any party (a "DEFAULTING PARTY") is in default of any requirement herein set forth, the other party may give written notice to the Defaulting Party specifying the default. The Defaulting Party shall not lose any rights under this Agreement unless, within thirty (30) days after the giving of notice of default by the non-defaulting party (the "NON-DEFAULTING PARTY"), the Defaulting Party has failed to cure the default by the appropriate performance. Upon such failure, the Non-Defaulting Party shall be entitled to seek any remedy it may have on account of such default or as may otherwise be provided in this Agreement. If BHP terminates this Agreement under the provisions of Section 3.2
(b) or 3.5 (b), Ivanhoe will be released and discharged from all of its liabilities and obligations hereunder except those liabilities and obligations existing on the date of termination of the Agreement and except those liabilities and obligations stated herein to survive termination, including, without limitation, its obligation to complete all reclamation required by law or Governmental authorities in connection with its activities in the Licensed Area or otherwise pursuant to this Agreement.

TERMINATION

7.2. If Ivanhoe elects to terminate this Agreement prior to completing the Earn-in Obligations, Ivanhoe will forfeit any right to earn an interest in the License. In the event that Ivanhoe or BHP elects to terminate this Agreement during the Earn-in Period, Ivanhoe will ensure that the License fees have been paid until the next anniversary date of the License and will remain liable for reclamation of all exploration work undertaken by it or under its direction in the Licensed Area or otherwise pursuant to this Agreement.

PART 8

REPRESENTATIONS AND WARRANTIES

REPRESENTATIONS AND WARRANTIES OF BOTH PARTIES

8.1      Each party warrants and represents to the other that:

(a) it is a corporation duly organized and in good standing in its jurisdiction of incorporation and is qualified to do business and is in good standing in those jurisdictions where necessary in order let carry out the purposes of this Agreement;

(b) it has the capacity to enter into and perform this Agreement and all transactions contemplated herein and that all actions required to authorize it to enter into and perform this Agreement have been properly taken;

(c) it will not breach any other agreement or arrangement by entering into or performing this Agreement; and

(d) this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms.

REPRESENTATIONS OF BHP

8.2      BHP hereby represents and warrants to Ivanhoe that as of the Effective
         Date:

(a) with respect to the Licensed Area, (i) BHP is in exclusive possession of the exploration rights for copper thereof; (ii) BHP has not received any notice of default of any of the terms or provisions of the License;
         (iii) BHP has the authority under the License to perform fully its obligations under this Agreement; (iv) to BHP's knowledge, the License is valid and is in good standing; and (v) BHP has no knowledge of any act or omission or any condition on the Licensed Area which could be considered or construed as a default under the License;

(b) BHP has delivered to or made available for inspection by Ivanhoe all Existing Data in its possession or control, and true and correct copies of all licenses or other contracts relating to the Licensed Area;

(c) to BHP's knowledge, there are no ongoing, pending or threatened actions, suits, claims or proceedings, affecting, or which could reasonably be expected to affect, directly or indirectly, the License or the Licensed Area.

PART 9

CONFIDENTIALITY

CONFIDENTIALITY

9.1 All communications between the parties, and all information and other materials supplied to or received by any of them from the others which is either marked

"confidential" or is by its nature intended to be for the knowledge of the recipient alone, and all information concerning the business transactions and the financial arrangements of the parties with any person with whom any of them is in a confidential relationship with regard to the matter in question coming to the knowledge of the recipient shall be kept confidential by the recipient unless or until the recipient party can reasonably demonstrate that any such communication, information and material (i) is, or part of it is, in the public domain through no fault of its own, whereupon to the extent that is in the public domain or (ii) is required to be disclosed by law regulation or stock exchange rules or in pursuance of employment duties, in any of which circumstances this obligation shall cease in relation thereto. The parties shall take all reasonable steps to minimize the risk of disclosure of confidential information, by ensuring that only they themselves and such of their employees, directors and advisers whose functions will require them to possess any of such information or any potential purchaser of an interest of a party shall have access thereto, and that the latter will be instructed to treat the same as confidential. The obligations contained in this Section 9.1 shall endure, even after the termination of this Agreement, without limit in point of time except and until such confidential information enters the public domain as set out above.

PART 10

DISPUTE RESOLUTION

EXPENDITURES IN THE OUTSIDE AREAS

10.1 If there is a difference of opinion between BHP and Ivanhoe as to the prospectivity of the Other Areas after analysis of prior results as provided in section 3.1 or 3.5, the parties agree to submit those results to a mutually acceptable, qualified, independent exploration geologist to make the determination of such prospectivity and to be bound by the determination of that independent expert.

SIGNIFICANT MINERALIZED OCCURRENCE

10.2 If there is a difference of opinion between BHP and Ivanhoe as to the size and/or grade of a Significant Mineralized Occurrence for purposes of section 4.1, the parties agree to submit all relevant exploration results to a mutually acceptable, qualified, independent mining engineer to make the determination of such grade and/or size and to be bound by the determination of that independent expert. In such case, BHP's Back-in Right shall be exercisable within 60 days of the experts determination.

PART II

GENERAL

NOTICES

11.1 All notices, requests and other communications required or permitted to be given under the terms of this agreement shall be in writing and shall be sufficiently given to the party to whom it is addressed if delivered or forwarded by telecopier addressed as follows:

         TO Ivanhoe:

                  9th Floor, 200 Burrard Street
                  Vancouver. British Columbia
                  Canada V6C 3L6
                  Fax No: (604)682-2060
                  Attention: President

         To BHP:
                  BHP Minerals 1360 Post Oak Blvd., Suite 500
                  Houston, Texas 77056-3020
                  Attn.: Legal Department
                  Fax No.: (713)961-8507

         Any notice, request, demand or other communication aforesaid shall, if delivered or seat by telecopier, be deemed to have been given and received on the day on which it was so received, and if not a Business Day, then on the Business Day next following the day of delivery. Any party may change its address for notice in the manner aforesaid.

GOVERNING LAW

11.2 This Agreement shall be governed by and construed in accordance with the laws of British Columbia. Canada.

HEADINGS

11.3 The headings contained in this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.

ENTIRE AGREEMENT

11.4 This Agreement constitutes the entire agreement between the parties relating to the subject matter of this Agreement and supersedes any and all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect thereto.

AMENDMENT

11.5 No amendment or modification of this Agreement shall be binding unless in writing and signed by the parties hereto.

TIME OF THE ESSENCE

11.6     Time shall be of the essence of this Agreement.

ENFORCEABILITY

11.7 In the event that any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

FURTHER ASSURANCES

11.8 The parties shall do, or cause to be done, all such further acts and things and shall execute, or cause to be executed, all such further deeds, documents and instruments as may be reasonably necessary for the purpose of completing the transactions contemplated by this Agreement.

BINDING EFFECT

11.9 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

FORCE MAJEURE

11.10 If either party because of Force Majeure is unable to perform its obligations under this Agreement, that party's obligation to perform which is affected by the Force Majeure shall be suspended to the extent so affected, provided that:

         (a) the non-performing party, within 10 days after the commencement of the Force Majeure, gives the other party written notice describing the particulars of the occurrence;

         (b) the suspension of performance is of no greater scope than is required by the Force Majeure; and

         (c) the non-performing party uses its best efforts to remedy its inability to perform.

         When the non-performing Party is able to resume performance of its obligations under this Agreement, that Party shall give the other Party written notice to that effect.

"Force Majeure" means any cause or condition beyond the reasonable control of and without the fault or negligence of the Party claiming Force Majeure which causes the Party to be unable to perform its obligations, which by exercise of due foresight such party could not reasonably have been expected to avoid and which the Party is unable to overcome by the exercise of due diligence. Such an occurrence may include, but is not limited to: acts of God; labor disputes; sudden actions of elements, earthquake, fire; actions or inaction by governmental agencies, inability after diligent effort to obtain workmen or material; or any other similar cause. Insufficiency of funds does not constitute Force Majeure.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

IVANHOE MINES LTD.

Per: /s/ DAN KUNZ
     -----------------------------------
     Authorized Signatory
     DAN KUNZ, COO

BHP MINERALS INTERNATIONAL EXPLORATION INC.

Per: /s/ DONALD J. SCHISSEL
     ---------------------
     Authorized Signatory
     DONALD J. SCHISSEL
     VICE - PRESIDENT

["MONGOLIAN EXPLORATION LICENSES"]

                                   OYU TOLGOI

                                  EXHIBIT "A"

                          DESCRIPTION OF LICENSE AREA

   OYU TOLGOI LICENSE COORDINATES
-------------------------------------
     EAST                 NORTH         BHP LICENSE
-----------------   -----------------    AREA (HA)
DEGREES   MINUTES   DEGREES   MINUTES      MRAM
-------   -------   -------   -------   -----------
  106       30        43         8       135,987.0
  107        0        43         8
  107        0        42        50
  106       30        42        50

[MAP OF OYU TOLGOI]

BHP Minerals International Exploration Inc.                            20-Apr-00
London UK

FIXED ASSETS/ RESERVE LEDGER                AS OF 31-MAY-99
BRANCH: 0757 LONDON

-------------------------------------------------------------------------------------------------------------
                                                                  COST BASIS             RENT DEPRECIAT
ID                                                   ACQRD   --------------------  LIFE  ----------------  X
#      ITEM               ASSET DESCRIPTION          INSTL      Pds         US$     Ms     Pds      US$    Ms
-------------------------------------------------------------------------------------------------------------
               0757-N. EUROPE & RUSSIA
-------------------------------------------------------------------------------------------------------------
                                                                                           0.00      0.00   0
-------------------------------------------------------------------------------------------------------------
               MONGOLIA ASSETS
-------------------------------------------------------------------------------------------------------------
               COMPUTER EQUIPMENT                    Apr-97  18,937.50  30,300.00  36    526.04    841.67  26
               Vendor: Special International Inc.
               PIMA-II Spectrometer Package with
               HP200LX Palmtop Comp.
               SPECIMIN Mineral Identification
               System
-------------------------------------------------------------------------------------------------------------
     E98.07    SATTELITE PHONE                       Jun-97   2,970.82   4,872.14  36     82.52    135.34  24
     57.315    Vendor: World Wide Satellite Rescue
     0.0       Nere World Phone Office
               (Voice, Fax and Data Capable)
-------------------------------------------------------------------------------------------------------------
               COMMERCIAL VEHICLE                    Aug-97  27,967.09  47,264.38  36    776.86  1,312.90  22
               Vendor: Khet Ltd
               Toyota Landcruiser 80 VX
-------------------------------------------------------------------------------------------------------------
               COMPUTER EQUIPMENT                    Oct-97   1,727.95   2,782.00  36     48.00     77.28  20
               Vendor: Entex
               Compaq Dpro 2000 5200/MT
               -$US 1,775.00
               Compaq P50 1024/768.28
               -$US 392.00
               HP Deskjet 692c Photo Quality
               -$US 297.00
               Scanner Keyboard- $US 252.00
               2xHP Colour Cartridge F/DJ/DW
               660C-$US 56.00
               Belkin Cable-$US 10.00
-------------------------------------------------------------------------------------------------------------
               FIELD EQUIPMENT                       Feb-98   1,994.00   3,250.22  36     55.39     90.28  16
               Vendor: Earth Science Systems Ltd.
               2xGeo-instrumental Model GSM-2
               Magnetic Susceptibility Meter
-------------------------------------------------------------------------------------------------------------
               COMPUTER EQUIPMENT                    Jun-98   4,031.60   6,571.51  36    111.99    182.54  12
               Vendor: Technology Direct (TDT)
               Toshiba Tecra 780DVD/8 PII
               266 64/8.IGB DVD 13.3" TFT
               56K & Toshiba Lithium ION Battery
               Pack for Tecra 750CDT
-------------------------------------------------------------------------------------------------------------
               COMMERCIAL VEHICLE                    Jun-98  25,384.62  42,900.00  36    705.13  1,191.67  12
               Vendor: Mongolia Cashbook
               Toyota Land Cruiser Jeep GX-80
-------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                     CCUMULATED RESER       NET BOOK VALUE
ID                                                 --------------------   -------------------
#      ITEM               ASSET DESCRIPTION           Pds        US$         Pds       US$                          COMMENTS
------------------------------------------------------------------------------------------------------------------------------------
               0757-N. EUROPE & RUSSIA
------------------------------------------------------------------------------------------------------------------------------------
                                                        0.00       0.00       0.00       0.00
------------------------------------------------------------------------------------------------------------------------------------
               MONGOLIA ASSETS
------------------------------------------------------------------------------------------------------------------------------------
               COMPUTER EQUIPMENT                  13,677.04  21,883.42   5,260.46   8,416.58  S. Diatchkov-Delivered in Tuscon
               Vendor: Special International Inc.
               PIMA-II Spectrometer Package with
               HP200LX Palmtop Comp.
               SPECIMIN Mineral Identification
               System
------------------------------------------------------------------------------------------------------------------------------------
     E98.07    SATTELITE PHONE                      1,980.48   3,248.16     990.34   1,623.98
     57.315    Vendor: World Wide Satellite Rescue
     0.0       Nere World Phone Office
               (Voice, Fax and Data Capable)
------------------------------------------------------------------------------------------------------------------------------------
               COMMERCIAL VEHICLE                  17,090.92  28,883.80  10,876.17  18,380.58
               Vendor: Khet Ltd
               Toyota Landcruiser 80 VX
------------------------------------------------------------------------------------------------------------------------------------
               COMPUTER EQUIPMENT                     960.00   1,545.60     767.95   1,236.40  D. Hishigsuren, Ulaanbaataar Mongolia
               Vendor: Entex
               Compaq Dpro 2000 5200/MT
               -$US 1,775.00
               Compaq P50 1024/768.28
               -$US 392.00
               HP Deskjet 692c Photo Quality
               -$US 297.00
               Scanner Keyboard- $US 252.00
               2xHP Colour Cartridge F/DJ/DW
               660C-$US 56.00
               Belkin Cable-$US 10.00
------------------------------------------------------------------------------------------------------------------------------------
               FIELD EQUIPMENT                        886.24   1,444.48   1,107.76   1,805.74
               Vendor: Earth Science Systems Ltd.
               2xGeo-instrumental Model GSM-2
               Magnetic Susceptibility Meter
------------------------------------------------------------------------------------------------------------------------------------
               COMPUTER EQUIPMENT                   1,343.88   2,190.48   2,687.72   4,381.03  Serguei Diatchkov-Tuscon
               Vendor: Technology Direct (TDT)
               Toshiba Tecra 780DVD/8 PII
               266 64/8.IGB DVD 13.3" TFT
               56K & Toshiba Lithium ION Battery
               Pack for Tecra 750CDT
------------------------------------------------------------------------------------------------------------------------------------
               COMMERCIAL VEHICLE                   8,461.56  14,300.04  16,923.06  28,599.96  Barrie Bolton- Ulaanbaataar
               Vendor: Mongolia Cashbook
               Toyota Land Cruiser Jeep GX-80
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                 COMPUTER EQUIPMENT                     Jul-98    3,028.01     4,935.66    36       84.11        137.10        11
                 Vendor: Cravenplan Computers Ltd
                 Compaq Armada 7380 DMT 32 MB/
                 4GB-L2,330.58
                 Compaq Armada Station-L594.03
                 Compaq Armada 7300-32MB RAM
                 Upgrade-L103.40
------------------------------------------------------------------------------------------------------------------------------------
                 FIELD EQUIPMENT                        Aug-98    6,508.88    11,000.00    36      180.80        305.56        10
                 Vendor: Mongolia Cashbook
                 Camp
------------------------------------------------------------------------------------------------------------------------------------
                 COMMERCIAL VEHICLE                     Sep-98      887.57     1,500.00    36       24.65         41.67         9
                 Vendor: Mongolia Cashbook
                 Bull Bar for Toyota LC GX-80
------------------------------------------------------------------------------------------------------------------------------------
                 COMPUTER EQUIPMENT                     Oct-98    1,028.40     1,738.00    36       28.57         48.28         8
                 Vendor: Mongolia
------------------------------------------------------------------------------------------------------------------------------------
                 Acer Power 3200, P233 MMX 32 Mb
                 printer and I-14 Monitor
------------------------------------------------------------------------------------------------------------------------------------
                 COMPUTER EQUIPMENT                     Oct-98    1,440.83     2,435.00    36       40.02         67.64         8
                 Vendor: Mongolian Cashbook
                 Acer Power 6000, PII-266 MNz 64Mb
                 Printer
------------------------------------------------------------------------------------------------------------------------------------
                 COMPUTER EQUIPMENT                     Oct-98    1,272.19     2,150.00    36       35.34         59.72         8
                 Vendor: Mongolia Cashbook
                 I-21 Philips Monitor
------------------------------------------------------------------------------------------------------------------------------------
                 COMPUTER EQUIPMENT                     Nov-98    1,837.28     3,105.00    36       51.04         86.25         7
                 Vendor : Mongolia Cashbook
                 Canon 3020
------------------------------------------------------------------------------------------------------------------------------------
                 SATELLITE PHONE                        Nov-98    2,840.24     4,800.00    36       78.90        133.33         7
                 Vendor: Mongolian Cashbook
                 Nera World Satellite Phone
------------------------------------------------------------------------------------------------------------------------------------
                 MAP CABINETS                           Nov-98    2,230.08     3,657.41    52       42.89         70.33         7
                 Vendor: Capital Links Limited
                 2 Graphitheque Cabinets AC 1300B
------------------------------------------------------------------------------------------------------------------------------------
                 MAP CABINET                            Nov-98      990.00     1,692.90    60       16.50         28.22         7
                 Vendor: GB Office Supplies Limited
                 Metalico Excel Vertical Planfile
                 Cabinet- MXLL/ AO170 A/T
------------------------------------------------------------------------------------------------------------------------------------
                 FIXTURES & FITTINGS                    Aug-98      890.00     1,450.70    60       14.83         24.18        10
                 Vendor: Animagination Ltd.
                 2 Layout tables
------------------------------------------------------------------------------------------------------------------------------------
                 FIELD EQUIPMENT                        Dec-98      807.10     1,364.00    36       22.42         37.89         6
                 Vendor: Mongolia Cashbook
                 Explorer Field Refridgerator
------------------------------------------------------------------------------------------------------------------------------------

                 COMPUTER EQUIPMENT                       925.21   1,508.10     2,102.80     3,427.56   Barrie Bolton- Ulaanbaataar
                 Vendor: Cravenplan Computers Ltd
                 Compaq Armada 7380 DMT 32 MB/
                 4GB-L2,330.58
                 Compaq Armada Station-L594.03
                 Compaq Armada 7300-32MB RAM
                 Upgrade-L103.40
-----------------------------------------------------------------------------------------------------------------------------------
                 FIELD EQUIPMENT                        1,808.00   3,055.60     4,700.88     7,944.40
                 Vendor: Mongolia Cashbook
                 Camp
-----------------------------------------------------------------------------------------------------------------------------------
                 COMMERCIAL VEHICLE                       221.85     375.03       665.72     1,124.97
                 Vendor: Mongolia Cashbook
                 Bull Bar for Toyota LC GX-80
-----------------------------------------------------------------------------------------------------------------------------------
                 COMPUTER EQUIPMENT                       228.56     386.24       799.84     1,351.76
                 Vendor: Mongolia
-----------------------------------------------------------------------------------------------------------------------------------
                 Acer Power 3200, P233 MMX 32 Mb
                 printer and I-14 Monitor
-----------------------------------------------------------------------------------------------------------------------------------
                 COMPUTER EQUIPMENT                       320.16     541.12     1,120.67     1.893.88
                 Vendor: Mongolian Cashbook
                 Acer Power 6000, PII-266 MNz 64Mb
                 Printer
-----------------------------------------------------------------------------------------------------------------------------------
                 COMPUTER EQUIPMENT                       282.72     477.76       989.47     1,672.24
                 Vendor: Mongolia Cashbook
                 I-21 Philips Monitor
-----------------------------------------------------------------------------------------------------------------------------------
                 COMPUTER EQUIPMENT                       357.28     603.75     1,480.00     2,501.25
                 Vendor : Mongolia Cashbook
                 Canon 3020
-----------------------------------------------------------------------------------------------------------------------------------
                 SATELLITE PHONE                          552.30     933.31     2,287.94     3,866.69
                 Vendor: Mongolian Cashbook
                 Nera World Satellite Phone
-----------------------------------------------------------------------------------------------------------------------------------
                 MAP CABINETS                             300.23     492.31     1,929.85     3,165.10   Barrie Bolton-Ulaanbaataar
                 Vendor: Capital Links Limited                                                          (was London ref: Kirby
                 2 Graphitheque Cabinets AC 1300B                                                       Johnson)
-----------------------------------------------------------------------------------------------------------------------------------
                 MAP CABINET                              115.50     197.54       874.50     1,495.36
                 Vendor: GB Office Supplies Limited
                 Metalico Excel Vertical Planfile
                 Cabinet- MXLL/ AO170 A/T
-----------------------------------------------------------------------------------------------------------------------------------
                 FIXTURES & FITTINGS                      148.30     241.80       741.70     1,208.90
                 Vendor: Animagination Ltd.
                 2 Layout tables
-----------------------------------------------------------------------------------------------------------------------------------
                 FIELD EQUIPMENT                          134.52     227.34       672.58     1,136.66
                 Vendor: Mongolia Cashbook
                 Explorer Field Refridgerator
-----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                 FIELD EQUIPMENT                    Dec-98      807.10   1,1364.00        36    22.42      37.89           6
                 Vendor: Mongolia Cashbook
                 Explorer Field Refridgerator
----------------------------------------------------------------------------------------------------------------------------
                 COMMERCIAL VEHICLE                 Mar-99      920.25    1,500.00        36    25.56      41.67           3
                 Vendor: Mongolia Cashbook
                 Bull Bar for Toyota LC VX-80
----------------------------------------------------------------------------------------------------------------------------
                 SUB TOTAL 07573150                         108,501.51  180,632.92  4,951.41           50,005.95   82,888.23
----------------------------------------------------------------------------------------------------------------------------
                 COMPUTER EQUIPMENT                 May-98    2,840.24    4,800.00     36.00    78.90     133.33          13
                 Vendor: Mongolia Cashbook
                 Satellite Phone
----------------------------------------------------------------------------------------------------------------------------
                 COMPUTER EQUIPMENT                 May-98    2,840.24    4,800.00     36.00    78.90     133.33          13
                 Vendor: Mongolia Cashbook
                 Satellite Phone
----------------------------------------------------------------------------------------------------------------------------
                 COMPUTER EQUIPMENT                 Oct-98    7,769.62   13,052.96        36   215.82     362.58           8
                 Vendor: Cravenplan Computers Ltd
                 HP Designjet 755CM AO Plotter-
                 L5,686.50
----------------------------------------------------------------------------------------------------------------------------
                 HP Superstore 24E External Dat
                 Drive-L857.33
                 Microtek Scanman 6400XL A3
                 Scanner-L956.24
                 Plasmon CDR 480E External SCSI
                 CD Writer-L249.55
                 Carriage-L20.00
----------------------------------------------------------------------------------------------------------------------------
                 COMPUTER EQUIPMENT                 Jan-99    2,831.42    4,785.10        36    78.65     132.92           5
                 Vendor: Cravenplan Computers Ltd.
                 Toshiba Tecra 8000 PII 300/64MB/
                 6GB/13.3 TFT-L2,475.90
                 3 com 10/100 Etherlink PC Card
                 3CCFE 575-BT-L93.51
                 2x3 Com 56K Global Modem PC Card
                 3CCM 156-UK-L242.01
                 Carriage-L20.00
----------------------------------------------------------------------------------------------------------------------------
                 SUB TOTAL 0757 3155                         16,281.52   27,438.06            452.27     762.16
----------------------------------------------------------------------------------------------------------------------------
                                                                                        0.00    0.00          0         0.00
----------------------------------------------------------------------------------------------------------------------------
                 TOTAL N EUROPE & RUSSIA            #REF!     #REF!                   #REF!     #REF!                #REF!
----------------------------------------------------------------------------------------------------------------------------
                                                                                        0.00    0.00          0         0.00
----------------------------------------------------------------------------------------------------------------------------
                 TOTAL N EUROPE & RUSSIA            #REF!     #REF!                   #REF!     #REF!                #REF!
----------------------------------------------------------------------------------------------------------------------------
                 GRAND TOTAL                        #REF!     #REF!                   #REF!     #REF!                #REF!
----------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                 FIELD EQUIPMENT                      134.52      227.34      672.58    1,136.66
                 Vendor: Mongolia Cashbook
                 Explorer Field Refridgerator
-------------------------------------------------------------------------------------------------------------
                 COMMERCIAL VEHICLE                    76.68      125.01      843.57    1,374.99
                 Vendor: Mongolia Cashbook
                 Bull Bar for Toyota LC VX-80
-------------------------------------------------------------------------------------------------------------
                 SUB TOTAL 07573150                58,495.56   97,744.69
-------------------------------------------------------------------------------------------------------------
                 COMPUTER EQUIPMENT                 1,025.70    1,733.29    1,814.54    3,066.71  Jamsrandorj
                 Vendor: Mongolia Cashbook
                 Satellite Phone
-------------------------------------------------------------------------------------------------------------
                 COMPUTER EQUIPMENT                 1,025.70    1,733.29    1,814.54    3,066.71  Sanjdorj
                 Vendor: Mongolia Cashbook
                 Satellite Phone
-------------------------------------------------------------------------------------------------------------
                 COMPUTER EQUIPMENT                 1,726.56    2,900.64    6,043.06   10,152.32
                 Vendor: Cravenplan Computers Ltd
                 HP Designjet 755CM AO Plotter-
                 L5,686.50
-------------------------------------------------------------------------------------------------------------
                 HP Superstore 24E External Dat
                 Drive-L857.33
                 Microtek Scanman 6400XL A3
                 Scanner-L956.24
                 Plasmon CDR 480E External SCSI
                 CD Writer-L249.55
                 Carriage-L20.00
-------------------------------------------------------------------------------------------------------------
                 COMPUTER EQUIPMENT                   393.25      664.60    2,438.17    4,120.50
                 Vendor: Cravenplan Computers Ltd.
                 Toshiba Tecra 8000 PII 300/64MB/
                 6GB/13.3 TFT-L2,475.90
                 3 com 10/100 Etherlink PC Card
                 3CCFE 575-BT-L93.51
                 2x3 Com 56K Global Modem PC Card
                 3CCM 156-UK-L242.01
                 Carriage-L20.00
-------------------------------------------------------------------------------------------------------------
                 SUB TOTAL 0757 3155                4,171.21    7,031.82   12,110.31   20,406.24
-------------------------------------------------------------------------------------------------------------
                                                        0.00        0.00        0.00
-------------------------------------------------------------------------------------------------------------
                 TOTAL N EUROPE & RUSSIA               #REF!     #REF!       #REF!       #REF!
-------------------------------------------------------------------------------------------------------------
                                                        0.00        0.00        0.00        0.00
-------------------------------------------------------------------------------------------------------------
                 TOTAL N EUROPE & RUSSIA               #REF!     #REF!       #REF!       #REF!
-------------------------------------------------------------------------------------------------------------
                 GRAND TOTAL                           #REF!     #REF!       #REF!       #REF!
-------------------------------------------------------------------------------------------------------------

BHP Minerals International Exploration Inc.
London UK                                                              20-Apr-00